Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended
	March 31,
	2011(1)(2)		2010(1)(3)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(41,396)		$(11,298)
Fixed charges	27,360		29,540
	(14,036)		18,242
Subtract:
Interest capitalized	99		—
Distributions to noncontrolling interest holders	883		1,264
	982		1,264
Earnings	$(15,018)		$16,978

Fixed Charges:
Interest expense	$21,828		$23,601
Interest capitalized	99		—
Portion of rentals deemed to be interest	5,433		5,939
	$27,360		$29,540

Ratio of earnings to fixed charges	(0.5	)x	0.6	x

(1)

For the three months ended March 31, 2011 and 2010, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $42.4 million and $12.6 million, respectively, less than fixed charges.

(2)	Loss before income taxes and noncontrolling interest included restructuring charges of $12.2 million and an $18.6 write-down of the value of certain portfolios of purchased accounts receivable.
(3)	Loss before income taxes and noncontrolling interest included restructuring charges of $1.4 million.